[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 17, 2012

BY HAND AND EDGAR

Duc Dang

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Domus Holdings Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 20, 2012
File No. 333-181988

Dear Mr. Dang:

On behalf of Domus Holdings Corp. (the “Company”), enclosed please find a copy of Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on July 20, 2012.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of August 10, 2012 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Duc Dang

Securities and Exchange Commission

August 17, 2012

General

1.	We note your response to comment 5 and await your amended prospectus and related disclosures effecting the reverse stock split prior to the completion of the offering.

In response to the Staff’s comment, the Company advises the Staff that its anticipated reverse stock split is not yet effective. The Company confirms that it expects to effect the reverse stock split prior to distributing any preliminary prospectus to investors and will revise the disclosure accordingly once the reverse stock split is effective.

Prospectus Summary, page 1

2.	We note your response to comment 6 of our letter dated July 6, 2012. Please revise to balance the disclosure of reduced operating cost base by clarifying that there has been minimal reduction in such base during the reported periods disclosed in the financial statements, if true. Also, please tell us of the change in revenues since 2005 and how such change compares to the change in operating cost base.

In response to the Staff’s comment, the Company advises the Staff that the Company does not believe the operating cost reductions in the years shown to be minimal, as approximately $200 million of the $500 million of cost reductions occurred between 2009 and 2011. The remaining $300 million of cost reductions occurred between 2006 and 2008, and are still reflected in the Company’s overall reduced operating costs.

In response to the Staff’s comment, the Company has revised the Registration Statement to include the following underlined revisions:

For the period from 2006 through 2011, due to the decline in the residential real estate market, our revenues declined $2.4 billion with a concurrent $1.4 billion decline in related commission expense. Since 2006, we have reduced our operating cost base, which we define as our operating, marketing and general and administrative expenses, which are line items on the face of our statement of operations included elsewhere in this prospectus, by approximately $500 million, of which approximately $200 million of the reduction occurred from 2009 to 2011, primarily through reductions in salaries and related employee expense, occupancy costs and marketing expenses. This has been accomplished by streamlining business units, consolidating offices and increasing the use of online listings distribution, while improving the infrastructure necessary to preserve our best-in-class service and enhancing our ability to capitalize on a recovery in the residential real estate market. While both our revenues and commission expense would be expected to increase in connection with a recovery in the residential real estate market, we believe the reduction in our operating cost base will be largely sustainable, as these cost reductions relate primarily to the decrease in our employee headcount from approximately 15,000 employees at January 1, 2006 to approximately 10,400 employees at December 31, 2011 and the consolidation or closing of 358 brokerage

Duc Dang

Securities and Exchange Commission

August 17, 2012

offices (and the related savings from no longer operating such offices) during the same period. These two expense items are not expected to increase as our current office footprint and employee level can efficiently operate at present levels even if we were to experience a significant increase in residential real estate activity.

Please see pages 1 and 116 of the Amendment.

Summary Historical Consolidated Financial Data, page 12

3.	We note your disclosure explaining the measure Adjusted Free Cash Flow and your reconciliation to Net cash (used in) provided by operating activities. Please further explain to us the adjustment “Less relocation receivables, advances and properties held for sale.” Also, tell us how this measure “removes the impact of accrual basis accounting on asset accounts and non-debt liability accounts.”

In response to the Staff’s comment, the Company advises the Staff that the Company has revised the Registration Statement to delete the measure “Adjusted Free Cash Flow.”

Unaudited Pro Forma Financial Information, page 55

4.	We note your response to comments 4 and 9. It is unclear how you determined that your adjustments giving effect to the repurchase and/or redemption of $160 million principal amount of outstanding 12.375% Senior Subordinated Notes and the related decrease to interest expense comply with the requirements of Article 11 of Regulation S-X given that such indebtedness may not be repurchased or redeemed prior to April 15, 2013. Please address the uncertainty surrounding this repurchase and/or redemption and explain your basis, or revise.

In response to the Staff’s comment, the Company advises the Staff that the Company is contractually precluded from re-purchasing or redeeming the $160 million principal amount of outstanding 12.375% Senior Subordinated Notes and the related interest expense prior to April 15, 2013, as described in “Use of Proceeds” on page 49 of the Registration Statement. However, the Company intends to set aside $160 million of the $955 million of expected net proceeds from this offering to repurchase or redeem the 12.375% Senior Subordinated Notes immediately following the expiration of the contractual prohibition. The Company believes that reflecting the repayment of the 12.375% Senior Subordinated Notes in the pro forma statements is appropriate, as the repayment is “(i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable” in accordance with Rule 11-02(b)(6) of Article 11 of Regulation S-X.

5.	Please tell us how you calculated the losses on the extinguishment of debt disclosed on your unaudited pro forma condensed consolidated balance sheet; clarify if the losses relate to deferred financing costs.

Duc Dang

Securities and Exchange Commission

August 17, 2012

In response to the Staff’s comment, the Company advises the Staff that the payoff of the debt instruments described meet the threshold for derecognition of a liability under ASC 405-20-40, therefore extinguishment accounting applies. The gain or loss is calculated as the difference between the debt’s reacquisition price and its net carrying amount. The net carrying amount includes (a) the amount due at maturity; (b) minus unamortized discounts; and (c) minus any unrelated unamortized debt costs. The Company’s pro forma loss on extinguishment assumes the pay-off of debt at par, therefore, the loss shown related wholly to the unamortized deferred financing costs. In response to the Staff’s comment, the Company has revised the Registration Statement to include the following underlined revisions:

Balance Sheet

(1)	Pro forma adjustments give effect to the assumed conversion of all $2,110 million of the Convertible Notes held by our securityholders. The Company has included in the balance sheet a loss on the extinguishment of debt of $7 million, related to the write-off of deferred financing costs, as a result of the conversion.

(2)	Pro forma as adjusted gives effect to the sale of common stock in this offering and our expected use of $1 billion of proceeds (i) to pay approximately $45 million in transaction related costs; (ii) to prepay all of the outstanding $650 million principal amount of the Second Lien Loans, (iii) to repurchase or redeem approximately $64 million principal amount of outstanding 10.50% Senior Notes, $41 million principal amount of outstanding Senior Toggle Notes and, on or after April 15, 2013, $160 million principal amount of outstanding 12.375% Senior Subordinated Notes; and (iv) $40 million for working capital and general corporate purposes. Pro forma as adjusted does not include the payment of accrued and unpaid interest, redemption premiums and other fees and expenses anticipated to be paid in connection with the repayment of certain of our indebtedness as described in “Use of Proceeds” and the $15 million cash portion of the Apollo management termination fee which will be paid on January 15, 2013. The Company has included in the balance sheet a loss on the extinguishment of debt of $9 million, related to the write-off of deferred financing costs, as a result of the prepayment of outstanding debt.

Please see page 59 of the Amendment.

6.	Please tell us how you determined that it is appropriate to assume conversion of all $2,110 million of the Convertible Notes; for reference, see Article 11 of Regulation S-X.

In response to the Staff’s comment, the Company advises the Staff that it believes it is appropriate to assume conversion of the $2,110 million of the Convertible Notes for the following reasons. First, Apollo and Paulson, representing aggregate holdings of $1,644 million

Duc Dang

Securities and Exchange Commission

August 17, 2012

of the $2,110 million principal amount of the Convertible Notes, have agreed to convert their Convertible Notes into equity promptly following the offering. Furthermore, holders of an additional approximately $342 million principal amount of the Convertible Notes have indicated their intention to convert. Accordingly, in the aggregate, the Company expects holders of approximately $1,986 million principal amount of the $2,110 million principal amount of Convertible Notes to convert promptly following the offering. Second, the Company anticipates that the low end of the expected range of price per share will be higher than the conversion price. As a result, holders of the remaining approximately $124 million the Convertible Notes would have a significant economic incentive to convert. Third, as disclosed in the Registration Statement, the Company intends to use a portion of the net proceeds from the Offering to redeem any remaining Convertible Notes which have not been surrendered for conversion at a redemption price equal to 90% of the principal amount thereof, plus accrued and unpaid interest in accordance with the provisions of the Convertible Notes. The Company expects that this will be significantly lower than the low end of the expected range of price per share, creating an additional economic incentive for the holders of the Convertible Notes to convert. The Company intends to deliver the redemption notice under the Convertible Notes on the closing date of this offering, which will specify that the redemption date will be on the 31st day following the date of such notice.

The Company advises the Staff that for every $25 million of proceeds used to repurchase Convertible Notes rather than to prepay, repurchase or redeem outstanding indebtedness as described in the section entitled “Use of Proceeds”, the related decrease to the pro forma interest savings will be approximately 1%, which is equal to approximately $3 million.

Operating Statistics, page 62

7.	Please tell us of the impact to the net effective royalty rate if you incorporated the non-standard incentives and why disclosure of the impact, at least in the footnote, is not meaningful to investors.

In response to the SEC’s comment, the Company advises the Staff that the Company has revised the Registration Statement to include the following underlined revisions:

(e)        Represents the average percentage of our franchisees’ commission revenue (excluding NRT) paid to the Real Estate Franchise Services segment as a royalty. The net effective royalty rate does not include the effect of non-standard incentives granted to some franchisees. Royalty fees are charged to all franchisees pursuant to the terms of the relevant franchise agreements and are included in each of the real estate brands’ franchise disclosure documents. Non-standard incentives are occasionally used by the sales force as consideration for new or renewing franchisees. Due to the limited number of franchisees that receive these non-standard incentives, we believe excluding such incentives from the net effective royalty rate provides a more meaningful average for

Duc Dang

Securities and Exchange Commission

August 17, 2012

typical franchisees. We anticipate that as the housing market recovers and our franchise revenues increase, the impact of these non-standard incentives on the net effective royalty rate will decrease accordingly. The inclusion of these non-standard incentives would reduce the net effective royalty rate by approximately 20 basis points for the year ended December 31, 2011.

Please see pages 17 and 62 of the Amendment.

Management’s Discussion and Analysis of Financial Condition, page 64

Key Drivers of Our Business, page 72

8.	Considering that EBITDA is a non-GAAP measure, please tell us how the presentation of the table noted in prior comment 12 is consistent with Item 10(e) of Regulation S-K.

In response to the Staff’s comment, the Company advises the Staff that there is no difference between the current impact to EBITDA and net income from hypothetical changes to homesale sides and average price. If the Company were to reverse its valuation allowance and again become a cash tax payer, the difference between EBITDA and net income from these hypothetical changes would be the additional tax expense or benefit from the additional income or loss. In response to the Staff’s comment, the Company has revised the Registration Statement to include the following disclosure:

Because we maintain a full valuation allowance on our deferred taxes, there is no difference between the impact to net income and the impact to EBITDA from hypothetical changes to homesale sides and average price. If we reverse our valuation allowance, the future impact of the estimated increase or decrease to net income would be approximately 40% lower for each hypothetical increase or decrease in homesale sides and average price.

Please see page 73 of the Amendment.

Relocation Services, page 76

9.	We note your response to comment 14 that revenues will be recognized in later periods for some services provided. Please revise to clarify if the initiation and referral figures on page 72 include those where revenues were not recognized for the periods compared.

In response to the Staff’s comment, the Company advises the Staff that revenue is recognized over the period when services are performed.

Duc Dang

Securities and Exchange Commission

August 17, 2012

To clarify the initiation and referral figures, the Company advises the Staff that the Company has revised the Registration Statement to include the following underlined revisions:

(i)        Represents the total number of transferees served by the relocation services business. Revenue is recognized when services are performed. The amounts presented for the year ended December 31, 2010 include 26,087 initiations as a result of the acquisition of Primacy in January 2010.

(j)        Represents the number of completed referral transactions from which we earned revenue from real estate brokers. The amounts presented for the year ended December 31, 2010 include 4,997 referrals as a result of the acquisition of Primacy in January 2010.

Please see pages 18 and 63 of the Amendment.

Liquidity and Capital Resources, page 87

10.	We note your response to comment 16. Expand your liquidity discussion to discuss these distributions; quantify them and disclose your expectations of the distributions as a continuing source of cash flow. Also, discuss the “disconnect between net cash used in operating activities and cash available to distribute as dividends” as detailed in your response to explain the source of the PHH HL’s dividends.

In response to the Staff’s comment, the Company has revised the Registration Statement to include the following disclosure:

We receive cash dividends from our investment in PHH Home Loans, a joint venture with PHH Corporation whereby PHH Home Loans is the recommended provider of mortgages for our real estate brokerage and relocation service customers. We received cash dividends from PHH Home Loans of $20 million, $25 million, and $8 million during the years ended December 31, 2011, 2010, and 2009, respectively. As discussed in the notes to the PHH Home Loans financial statements, PHH Home Loans provides residential mortgage banking services, including the origination and ultimate sale of such mortgage loans. The nature and timing of the sale of mortgages and related short term borrowings to fund the loan originations may create a disconnect between net cash used in operating activities (as shown on PHH Home Loan’s statement of cash flows included elsewhere in this prospectus) and cash available to distribute as dividends. Due to the rapid resale of Mortgages Held for Sale to third-party permanent investors, there is a short time period between when income is recorded and the subsequent collection of cash associated with that income. We expect that PHH Home Loans will continue to generate income and will be able to provide corresponding dividends as a continuing source of our cash flows, although the level of future dividends will continue to be dependent upon a sustainable recovery in the residential real estate market.

Duc Dang

Securities and Exchange Commission

August 17, 2012

Please see page 93 of the Amendment.

Contractual Obligations, page 104

11.	We note your response to comment 17. Given your significant indebtedness as of March 31, 2012 and the material nature of your interest payments, please revise to disclose an aggregated amount of interest expense related to all outstanding indebtedness for the periods disclosed.

In response to the Staff’s comment, the Company has revised the contractual obligations table to disclose the aggregated amount of interest expense related to its outstanding indebtedness for the periods disclosed.

Please see pages 108 to 112 of the Amendment.

Attractive cash flow generation characteristics, page 116

12.	You disclose that the NOLs will allow for a “substantial reduction of future cash taxes.” Please discuss how the NOLs specifically operate to reduce your future tax obligations. Discuss any limitations on the application of NOLs. Also, elaborate on the “certain NOLs” that are referred to in the risk factor on page 41.

In response to the Staff’s comment, the Company advises the Staff that since 2006, the Company has been generating NOLs on its U.S. federal and state tax returns. For federal tax purposes and for most states’ tax purposes, the NOLs can be carried forward for 20 years to offset against taxable income generated in those periods. The Company expects to generate taxable profits after the contemplated offering, the related transactions and the use of proceeds therefrom, therefore, the application of NOLs against future taxable income would reduce U.S. federal and state cash taxes.

The Company believes that the contemplated IPO and debt conversion may cause an “ownership change” pursuant to IRC Section 382. Although pursuant to IRC Section 382, a company’s ability to utilize its NOLs may be limited following an ownership change, the Company expects that the IRC 382 rules will allow substantially all of its $2.1 billion of NOLs to remain available to offset future taxable income.

As disclosed on page 21 of the Registration Statement, the Company intends to convert certain of its corporate subsidiaries into limited liabilities companies (LLCs). The tax rules in certain states dictate that a corporation’s NOLs are extinguished if that corporation is converted to an LLC. Therefore, when such subsidiaries are converted to LLCs, we expect to lose our NOLs in these states. The Company estimates the net cash-tax impact of the losses of such state

Duc Dang

Securities and Exchange Commission

August 17, 2012

NOLs to be approximately $20 million (net of benefits from payments of additional taxes in these states, which are deductible for federal income tax purposes).

Apollo Management Fee Agreement, page 168

13.	We note your response to comment 21 and await your response.

In response to the Staff’s comment, the Company has revised the Registration Statement to include the following disclosure:

In connection with this offering, the Company will enter into an agreement with Apollo Management to terminate the management fee agreement at December 31, 2012. The Company will pay Apollo Management a $40 million fee to terminate the agreement, $15 million of which will be paid in cash on January 15, 2013 and the remainder in shares of our common stock to be issued on January 15, 2013, at a price per share equal to the average trading price of such common stock over the preceding 30 day period. Upon such payments, we will have no further obligations with respect to the payment of any transaction or termination fees pursuant to the management fee agreement.

Please see page 177 of the Amendment.

Consolidated Financial Statements for the years ended December 31, 2011, 2010, and 2009

Notes to Consolidated Financial Statements, page F-43

2. Summary of Significant Accounting Policies, page F-44

Impairment of Goodwill, Intangible Assets, and Other Long-Lived Assets, page F-48

14.	We note that you use the income approach to value the Real Estate Brokerage Services franchise agreement with NRT and that the value is based on the forecasted Real Estate Franchise Services royalties received from NRT for the use of the Real Estate Franchise Services tradenames. Please clarify if you consider this intangible asset to be a reacquired right. Also, tell us your basis for using the royalty payments under the franchise agreement as the basis for the value. Since you have separately valued the tradenames as intangible assets, explain what consideration you gave to basing the value of this intangible asset on the cash flows of NRT after payment of the royalty rate to the Real Estate Franchise Services group. Cite the accounting guidance you are relying upon.

In response to the Staff’s comment, the Company respectfully requests the Staff to review the Company’s December 1, 2011 response to question 2 of the Staff’s November 17, 2011

Duc Dang

Securities and Exchange Commission

August 17, 2012

comment letter (the “December response”). The Company has included excerpts (italicized below) as well as additional information discussed within the December response below that the Company believes are relevant to the Staff’s comment. The Company also advises the Staff that it has provided additional information below related to the valuation methods utilized to value the franchisee agreement intangible assets and the tradenames intangible assets.

Although the Company analogizes the treatment of the above intangible to that of a reacquired right within its December response, this analogy was only to support the recognition of an intangible asset among business segments (e.g. the RFG franchise agreement with NRT). The Company does not consider this relationship a reacquired right. Rather, the Company believes it is an intangible asset which should be recognized apart from goodwill.

On April 10, 2007, Realogy Corporation and Holdings, through its wholly owned subsidiary Domus Acquisition Corp., consummated the merger, which resulted in Holdings becoming the indirect parent company of Realogy. At the time, the Company considered the guidance in Financial Accounting Standards Board Statement No. 141, Business Combinations, (“SFAS 141”), paragraph 39 and appendix A in determining what intangible assets need to be recognized as an asset apart from goodwill. Our Company Owned Real Estate Brokerage Services segment (“NRT”) owns and operates a full-service real estate brokerage business principally under the Coldwell Banker brand. The Coldwell Banker brand is owned by our Real Estate Franchise Services (“RFG”) segment and operates as a franchisor of this brand to third parties as well as NRT. To utilize the brand, NRT entered into an indefinite lived (evergreen) franchise agreement that provides for a 6% royalty fee to be paid to RFG based on sales commissions or gross commission income earned by NRT. The royalty fee paid to RFG is recognized as revenue of the RFG segment and eliminated by Corporate upon consolidation.

Upon consummation of the above merger in April 2007, the Company determined that the existing franchise agreement met both the contractual criterion and separability criterion discussed in paragraph 39, and therefore determined that the franchise agreement between RFG and NRT was an identifiable intangible asset that should be recognized separately from goodwill. According to SFAS 141 paragraph 39, which provides that “an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations)”. As the franchise agreement is between related parties, we also evaluated the intangible asset under the separability criterion in paragraph 39; “if an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). For purposes of this Statement, however, an intangible asset that cannot be sold, transferred, licensed, rented, or exchanged

Duc Dang

Securities and Exchange Commission

August 17, 2012

individually is considered separable if it can be sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset, or liability.” The Company reviewed the franchise agreement between RFG and NRT and noted that there are no restrictions placed on RFG regarding the transfer or sale of this agreement to a third party. Although the Company recognizes that the franchise agreement between RFG and NRT would most likely not be sold on a standalone basis, if the Company were to sell or spin off the assets of RFG or NRT, the existing franchise agreement between these two parties would have separate value in the transaction and therefore should represent a separate indefinite lived intangible. Furthermore, as franchise agreements are readily sold and exchanged in real estate and other related service industries in the normal course of business, we believe that a third-party market participant would determine that there is stand-alone fair value related to this agreement since revenue is provided to RFG in the form of franchisee fees in perpetuity.

As an alternative, we considered the possibility of what would occur in purchase accounting if we eliminated the impact of this agreement on the business segments and determined that it would artificially inflate the value of NRT and decrease the value of RFG. This would occur because the royalty expense that is paid by NRT would no longer exist and therefore the financial results of NRT would greatly improve. In essence it would be like entering into a royalty free license agreement which did not seem appropriate. After considering this alternative, we determined that it would be more appropriate to reflect the economics of the agreement on an arm’s length basis. We believe that we have provided additional transparency to the intangible assets of RFG by breaking out this intangible asset and by using market rate assumptions to value this franchise agreement intangible asset.

The Company advises the Staff that the value assigned to the RFG franchise agreement intangible asset is calculated using an income approach utilizing the discounted cash flows generated from both NRT (as franchisee) as well as those derived from our franchise arrangements with third parties. The value assigned to third party franchise agreements is based upon the projected cash flows from royalties derived from existing franchise agreements other than NRT (i.e. third party contractual relationships) discounted to present value. Similarly, the value attributed to the agreement between RFG and NRT utilizes the projected cash flows of NRT royalty payments to RFG discounted to present value.

The value assigned to the RFG tradenames intangible asset is also calculated using an income approach utilizing the relief from royalty method. This methodology is generally utilized in measuring the fair value of those intangible assets that are subject of licensing arrangements, such as trade names. The fundamental concept underlying this method is that in lieu of ownership, the Company could obtain comparable rights to use the trade names via a license from a hypothetical third-party owner. The fair value of the asset is the present value of licensing

Duc Dang

Securities and Exchange Commission

August 17, 2012

fees avoided by owning it (i.e. the royalty savings). As this hypothetical license would be required to service both the Company’s third party franchise agreements as well as that with NRT, the Company calculates the fair value of the RFG trade names utilizing total RFG net revenues for the period and a market royalty rate discounted to present value.

Based on the guidance included within ASC 805-20-30-1, the Company believes the valuation methodology employed for these intangible assets effectively measures the value of identifiable intangible assets acquired, in this case the RFG franchise agreements as well as the RFG tradenames.

10. Income Taxes, page F-66

15.	We note your response to comment 27 which indicates that you maintain a full valuation allowance against your net deferred tax asset position, excluding the impact of deferred tax liabilities associated with indefinite-lived intangible assets.

•

Please further address your basis for not recording a valuation allowance on the portion of the deferred tax asset balance that includes the impact of the indefinite-lived intangible assets. In your response, provide detail regarding your Net operating loss carryforwards which constitute the majority of your non-current deferred income tax assets, including the expiration of such NOL carryforwards.

In response to the Staff’s comment, the Company advises the Staff that it maintains a full valuation allowance against its net deferred tax asset position, excluding the impact of deferred tax liabilities associated with indefinite lived intangibles. To clarify, although the Company is in a net deferred tax liability (“DTL”) position, without considering the portion of deferred tax liabilities related to indefinite lived assets, the Company is in a net deferred tax asset (“DTA”) position for which a valuation allowance is recorded.

Pursuant to ASC 740, future realization of DTAs is dependent on taxable income within the carryback and carryforward periods available under the tax law. ASC 740-10-30-18 identifies four sources of such taxable income that may be available under the tax law to realize a tax benefit for deductible temporary differences and carryforwards. One such source is the future reversals of existing taxable temporary differences (which constitute deferred tax liabilities).

One example of a DTL that would not ordinarily serve as a source of income for the realization of DTAs is a DTL that relates to an underlying asset with an indefinite useful life (e.g., land, goodwill, indefinite-lived intangibles) that is located in a jurisdiction where there is a finite loss carryforward period. These DTLs will not reverse until some indefinite future period when the asset is either sold or written down due to impairment. When the timing of the reversal of the DTL cannot be determined, such DTL generally cannot be used as a source of future taxable income to support the realization of DTAs relating to reversing deductible temporary differences, including loss carryforwards with expiration periods. Therefore, in those situations

Duc Dang

Securities and Exchange Commission

August 17, 2012

where another source of taxable income is not available, a valuation allowance on DTAs is necessary even though an enterprise may be in an overall net deferred tax liability position.

For Realogy, with the exception of a small amount of DTA’s associated with tax credit carryforwards, all of the Company’s DTAs have finite lives. This includes the Company’s Federal and state net operating losses, which generally expire between 2025 and 2031. Although the Company overall has DTLs in excess of its DTAs, a portion of its DTLs relate to balance sheet assets that have indefinite reversal periods (goodwill and trademarks). The Company cannot consider those DTLs for the utilization of its DTAs. This is the basis for the Company’s position for a “valuation allowance against its net deferred tax asset position, excluding the impact of deferred tax liabilities associated with indefinite lived intangibles.” All of the company’s definite-lived DTAs are offset by definite-lived DTLs or a valuation allowance.

•

Reconcile your response to your disclosure on page F-66 indicating that “the 2011 change in valuation allowance reflects...the impact of indefinite-lived intangible assets.” It would appear that the increase in your valuation allowance for 2011 is related to the increase in net definite-lived intangible assets as indicated in your response. Please clarify.

The Company agrees that the increase in valuation allowance for 2011 is in fact related to the increase in net definite-lived assets. As indicated in the response above, the Company maintains a valuation allowance against its net deferred tax asset position which excludes deferred tax liabilities related to indefinite lived intangibles, because, pursuant to ASC 740, deferred tax liabilities associated with indefinite-lived balance sheet assets cannot be viewed as available to offset definite-lived deferred tax assets.

Valuation allowances typically fluctuate year over year from changes in pre-tax book income and tax-only adjustments. As the Company amortizes goodwill for tax purposes, it both increases its tax return NOL which is an asset with a finite life subject to a valuation allowance and increases the corresponding deferred tax liability related to the intangible asset (for book purposes there is no amortization). This DTL is commonly referred to as a “naked credit” referring to the fact that the tax amortization of an indefinite lived intangible both increases a finite lived deferred tax asset and an indefinite lived deferred tax liability. The Company’s disclosure seeks to communicate the change in valuation allowance both from operations and from the significant impact of its tax-only amortization of indefinite lived intangibles. In response to the Staff’s comment, the Company has revised the Registration Statement to include the following underlined revisions:

The 2011 change in valuation allowance reflects a full valuation allowance on tax benefits generated from current period operations and the impact of tax benefits from intangibles that are indefinite lived for financial statement purposes.

Duc Dang

Securities and Exchange Commission

August 17, 2012

Please see page F-68 of the Amendment.

* * * * *

Duc Dang

Securities and Exchange Commission

August 17, 2012

Please telephone the undersigned at (212) 735-3497 if you have any questions or require any additional information.

Very truly yours,

/s/ Stacy J. Kanter

Stacy J. Kanter

cc:	Folake Ayoola, Securities and Exchange Commission
Mark Rakip, Securities and Exchange Commission
Jessica Barberich, Securities and Exchange Commission
Richard Smith, Domus Holdings Corp.
Anthony Hull, Domus Holdings Corp.
Marilyn Wasser, Domus Holdings Corp.
Richard Heller, PricewaterhouseCoopers LLP
Arthur D. Robinson, Simpson Thacher & Bartlett LLP
Marisa D. Stavenas, Simpson Thacher & Bartlett LLP